SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33913; File No. 812-15072

Conversus StepStone Private Markets, et al.

June 25, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under section 17(d) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain closed-end management investment companies to co-invest in portfolio companies with each other and with affiliated investment funds.

Applicants: Conversus StepStone Private Markets ("Conversus Fund" or the "Existing Regulated Entity"); StepStone Conversus LLC ("StepStone Conversus"); StepStone Group LP ("StepStone Group"); 2006 Co-Investment Portfolio, L.P., 2007 Co-Investment Portfolio, L.P., 2008 Co-Investment Portfolio, L.P., Asia Enterprise II Offshore L.P., Asia Enterprise II Onshore LLC, Capitol Private Opportunities II (Parallel) LP, Capitol Private Opportunities II LP, Capitol Private Opportunities III (Parallel) LP, Capitol Private Opportunities III LP, Capitol Private Opportunities LP, CGR/PE, LLC, Europe Enterprise II Offshore, L.P., Europe Enterprise II Offshore, L.P., Europe Enterprise III Offshore L.P., Europe Enterprise III Onshore L.P., Latin America Opportunities (Delaware) L.P., Latin America Opportunities L.P., Lexington C/RE, LLC, Masters IV Cayman Holdings, L.P., MBKP North Asian Opportunities Partners Offshore L.P., Mezzanine Co-Investment Portfolio, L.P., NYSCRF Pioneer Opportunities Fund A, L.P., NYSCRF Pioneer

Partnership Fund B, L.P., Pegasus Multi-Strategy Series (A) LP, Real Estate Domestic Partnership Fund I, L.P., Real Estate Global Partnership Fund II, L.P., Real Estate International Partnership Fund I, L.P., Silverstone I, LLC, Silverstone II, LLC – Series A, Silverstone II, LLC - Series B, Silverstone II, LLC - Series C, Silverstone II, LLC - Series D, Silverstone II, LLC - Series E, Silverstone II, LLC - Series F, Silverstone II, LLC - Series G, Silverstone II, LLC – Series H, Silverstone II, LLC – Series I, Silverstone II, LLC – Series J, Silverstone II, LLC – Series K (Class 1), Silverstone II, LLC – Series K (Class 2), Silverstone III, L.P., SIMA Private Equity 6 GmbH & Co. KG, SRE Care - Investco, L.P., SRE Colt Devco - Investco, L.P., SRE Colt Opco - Investco, L.P., SRE Curator - Investco, L.P., SRE Curator-TS, LP, SRE Encore - Investco, L.P., SRE Freyja - Investco, L.P., SRE Hasso - Investco, L.P., SRE Magnesia - Investco, L.P., SRE Maple Direct Investco, LP, SRE Maple REIT Investco, LP, SRE Panther - Investco, L.P., SRE Preservation - Investco, L.P., SRE Ripple - Investco LP, SRE Stern Debt - Investco, L.P., SRE Stern Equity - Investco, L.P., SREP III COLT OPCO REIT, LLC, SREP III Flight - Investco, L.P., StepStone A Opportunities Fund, L.P., StepStone Aegon Opportunities Fund, LP. - Series A, StepStone Aegon Opportunities Fund, LP. - Series B, StepStone AMP Opportunities Fund, L.P., Stepstone AMP Opportunities Fund, L.P. - Series A, StepStone AP Opportunities Fund, L.P., StepStone Atlantic Fund, L.P. - Infrastructure Series 1 2011, StepStone Atlantic Fund, L.P. - Private Equity Series 1 2009, StepStone Atlantic Fund, L.P. - Private Equity Series 2 2012, StepStone Atlantic Fund, L.P. - Private Markets Series 2014, StepStone Atlas Opportunities Fund II, L.P., StepStone Atlas Opportunities Fund LP, StepStone AZ China and Asia Opportunities Fund, L.P., StepStone AZ Secondary Opportunities Fund, L.P., StepStone BVK Opportunities Fund SCSP, StepStone C Strategic Core Infrastructure Partnership, L.P., StepStone Capital Partners II Cayman Holdings, L.P., StepStone Capital Partners II Onshore, L.P., StepStone Capital Partners III Offshore Holdings,

L.P., StepStone Capital Partners III, L.P., StepStone Capital Partners IV Europe Holdings SCSP, StepStone Capital Partners IV Offshore Holdings, L.P., StepStone Capital Partners IV, L.P., StepStone CC Opportunities Fund, LLC, StepStone CGC Opportunities I, L.P., StepStone Endurance L.P., StepStone European Fund SCS, SICAV-FIS - StepStone Capital Partners III Compartment, StepStone European Fund SCS, SICAV-FIS - StepStone Real Estate Partners III Compartment, StepStone Ferro Opportunities Fund, L.P., StepStone FSS Opportunities Fund, L.P., StepStone G Infrastructure Opportunities, L.P., StepStone H Opportunities Fund, L.P., StepStone International Investors II, L.P., StepStone International Investors II-G, L.P., StepStone International Investors III, L.P., StepStone International Investors IV (Delaware), L.P., StepStone International Investors IV (Guernsey), L.P., StepStone JP Opportunities Fund IA, L.P., StepStone JP Opportunities Fund II, L.P., StepStone JP Opportunities Fund, L.P., StepStone K Infrastructure Opportunities Fund, L.P., StepStone K Real Estate Co-Investment Fund, L.P., StepStone K Strategic Opportunities Fund II, L.P., StepStone K Strategic Opportunities Fund III, L.P., StepStone K Strategic Opportunities Fund, L.P., StepStone KF Infrastructure Fund II, L.P., StepStone KF Infrastructure Fund, L.P., StepStone KF Private Equity Fund II, L.P., StepStone KF Private Equity Fund, L.P., StepStone Maple Opportunities Fund, L.P., StepStone Masters III L.P., StepStone Masters III Offshore L.P., StepStone Masters IV L.P., StepStone Masters V Cayman Holdings, L.P., StepStone Masters V LP, StepStone Mexico I Co-Investment Opportunities Fund, L.P., StepStone Mexico I SPC, StepStone Mezzanine Partners (Offshore) I-A L.P., StepStone Mezzanine Partners I-A L.P., StepStone NL Opportunities Fund II, L.P., StepStone NL Opportunities Fund, L.P., StepStone NLGI Infrastructure Opportunities Fund, L.P., StepStone NPS Infrastructure Fund, L.P., StepStone NPS PE Fund, L.P., StepStone NPS PE Fund, L.P. – Tranche B, StepStone OH Secondary Opportunities Fund, L.P., StepStone P Opportunities Fund, L.P., StepStone PA Tap

Fund I, LP, StepStone Phoenix Opportunities Fund, L.P., StepStone PIFSS Real Estate Co-Investment Fund, L.P., StepStone Pioneer Capital Buyout Fund I, L.P., StepStone Pioneer Capital Buyout Fund II, L.P., StepStone Pioneer Capital Europe II, L.P. Incorporated, StepStone Pioneer Capital Europe Opportunities Fund I, L.P. Incorporated, StepStone Pioneer Capital Europe Opportunities Fund I, L.P. Incorporated, StepStone Pioneer Capital Europe Opportunities Fund IB, L.P. Incorporated, StepStone Pioneer Capital I, L.P., StepStone Pioneer Capital II, L.P., StepStone Pioneer Capital III, L.P., StepStone Pioneer Opportunities Fund II, L.P., StepStone Pioneer Opportunities Fund, L.P., StepStone PPL Secondary Opportunities Fund, L.P., StepStone Private Access Partnership, L.P., StepStone Private Equity Partners II L.P., StepStone Private Equity Partners III Cayman Holdings, L.P., StepStone Private Equity Partners III L.P., StepStone Private Equity Partners L.P., StepStone Private Equity Partners Offshore II L.P., StepStone Private Equity Partners Offshore L.P., StepStone Private Equity Portfolio L.P., StepStone R Co-Investment Partnership, L.P., StepStone Real Estate Partners III Cayman, LP, StepStone Real Estate Partners III I Opportunities Fund, L.P., Stepstone Real Estate Partners III Offshore, L.P., StepStone Real Estate Partners III TE, L.P., StepStone Real Estate Partners III, L.P., StepStone Real Estate Partners IV Parallel, L.P., StepStone Real Estate Partners IV, L.P., StepStone Rivas Private Equity Fund, L.P., StepStone Scorpio Infrastructure Opportunities Fund, L.P., StepStone Secondary Opportunities Fund II Offshore Holdings, L.P., StepStone Secondary Opportunities Fund II, L.P., StepStone Secondary Opportunities Fund III Offshore Holdings SCSP, StepStone Secondary Opportunities Fund III, L.P., StepStone Secondary Opportunities Fund IV Offshore Holdings, L.P., StepStone Secondary Opportunities Fund IV, L.P., StepStone Secondary Opportunities Fund, L.P., StepStone Sedco European Opportunities Fund, L.P., StepStone Sedco U.S. Opportunities Fund, L.P., StepStone Tactical Growth Fund II Offshore Holdings, L.P., StepStone Tactical Growth Fund II,

L.P., StepStone Tactical Growth Fund Offshore Holdings, L.P., StepStone Tactical Growth Fund, L.P., StepStone UWF Secondary Opportunities Fund, L.P. - Series A, StepStone UWF Secondary Opportunities Fund, L.P. - Series B, StepStone XL Opportunities Fund II-A, L.P., StepStone XL Opportunities Fund II-B, L.P., StepStone XL Opportunities Fund, L.P., StepStone-SYN Investments, L.L.L.P., Sunsira Infrastructure Fund, LLC, Sunstone PE Opportunities Fund, LLC, Sunstone Real Estate, L.P., T.F. Capital Investors II L.P., T.F. Capital Investors II Offshore L.P., Terrace Investment Holdings SMF, LLC, Terrace Investment Holdings, LLC, UK Canadian Hydro HoldCo A Limited, Bridge Village Limited, StepStone E Opportunities Fund, L.P., StepStone E Offshore Opportunities Fund, L.P., StepStone M Opportunities Fund, L.P., StepStone LMM Opportunities Fund I, L.P. - Series A, StepStone LMM Opportunities Fund I, L.P. - Series B, Multibrand SICAV-SIF - Valida Private Equity Fund, Heathrow Forest Asia Opportunities Fund, L.P., StepStone NPS PE Fund II, L.P., LCIV Infrastructure Fund , StepStone B Infrastructure Opportunities Fund, L.P., StepStone NPS Infrastructure Fund II, L.P., Swiss Capital FPT Private Debt Fund L.P., Swiss Capital GPIM Private Debt Fund L.P., Swiss Capital HPS Private Debt Fund L.P., SC ACM Private Debt Fund L.P., SC Co-Investments Private Debt Fund L.P., SC NXT Capital Private Debt Fund L.P., SC ACA Private Debt Fund L.P., Swiss Capital HYS Private Debt Fund L.P., Swiss Capital KKR Private Debt Fund L.P., Swiss Capital Capitala Private Debt Fund L.P., SC BTC Private Debt Fund L.P., Swiss Capital KA Private Debt Fund L.P., Swiss Capital TLCP Private Debt Fund L.P., Swiss Capital DCM Private Debt Fund L.P., Swiss Capital PD (Offshore) Funds SPC, SC FPT Private Debt Offshore SP, SC NXT Capital Private Debt Offshore SP, SC ACA Private Debt Offshore SP, Swiss Capital CAPITALA Private Debt Offshore SP, Swiss Capital BTC Private Debt Offshore SP, Swiss Capital Co-Investments Private Debt Offshore SP, Swiss Capital HYS Private Debt Offshore SP, Swiss Capital ASP Private Debt Offshore SP, SC

ACM Private Debt Offshore SP, Swiss Capital KA Private Debt Offshore SP, StepStone Private Debt Secondary Funds SPC, SC DCM Secondary SP, Swiss Capital Alternative Strategies Funds SPC, SC Alternative Strategy 1 SP, SC Alternative Strategy 2 SP, SC Alternative Strategy 3 SP, SC Alternative Strategy 4 SP, SC Alternative Strategy 5 SP, SC Alternative Strategy 6 SP, SC Alternative Strategy 7 SP, SC Alternative Strategy 8 SP, SC Alternative Strategy 9 SP, SC Alternative Strategy 10 SP, SC Alternative Strategy 11 SP, SC Alternative Strategy 12 SP, SC Alternative Strategy 13 SP, SC Alternative Strategy 14 SP, StepStone ADF Opportunities Fund L.P., SC CWMAA Senior Corporate Lending L.P., Senior Corporate Lending Enhanced I Fund L.P., SCL XL I Fund L.P., SSG NLGI Private Debt Funds SPC, SSG NLGI European Direct Lending SP, Swiss Capital PRO Loan V plc, Swiss Capital PRO Loan VII plc, Swiss Capital Private Markets Funds, LG Income Fund, SC LV Private Debt Fund, Swiss Capital Private Markets II Funds, AGON Fund, Senior Corporate Lending Fund I, EuroPrima Fund, CWPS Global Infrastructure Fund, Senior Corporate Lending Europe Fund, Swiss Capital Credit Strategies ICAV, LG Direct Lending Platform Fund, SC LV Private Debt Platform Fund, Swiss Capital Credit Strategies II ICAV, 3SC PRIDE Fund, SSG Valluga Fund, Swiss Capital PRO Colours Funds PLC, SC New Targets Funds, SC Target D Fund, SC Target O Fund, Oceanic Global Investment Funds plc, Pacific Ocean Fund, Swiss Capital Non-Traditional Funds, Swiss Capital PRO Non-Traditional Funds, Swiss Capital PRO Matrix Fund, Swiss Capital PRO Disintermediation I Fund, Swiss Capital PRO Unicum Fund, Swiss Capital PRO SST Fund, SC Private Debt Fund III L.P., Swiss Capital European Private Debt Funds I (SICAV) SCSP, ACM European Private Debt Fund, BLK European Private Debt Fund, TKH European Private Debt Fund, Co-Investment European Private Debt Fund, Apera European Private Debt Fund, CVC CP SSG European Private Debt Fund, TEREF LUX I, HCM European Private Debt Fund, Bridgepoint European Private Debt Fund, StepStone

Trade Finance ICAV, StepStone Trade Finance Fund, Swiss Capital Credit Strategies III ICAV, PR Private Debt Fund, Swiss Capital Private Markets III, PR Private Debt Platform Fund, SSG Credit Strategies IV ICAV, SSG Gen Credit Fund I, SSG Credit Strategies V ICAV, SSG Gen Credit Fund II, SSG ME Private Debt Fund LP, Swiss Capital BG OL Private Debt Fund LP, Swiss Capital Alternative Strategies Funds II SPC, SC Alternative Strategy A SP, StepStone Real Estate Partners IV Europe SCS, and StepStone Secondary Opportunities Fund IV Europe Holdings SCSP (collectively, the "Existing Affiliated Funds").

Filing Dates: The application was filed on October 7, 2019, and amended on January 9, 2020, April 27, 2020, June 22, 2020, and June 23, 2020.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on July 20, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, Secretarys-Office@sec.gov. Applicants: Robert W. Long, StepStone Conversus LLC, conversus@stepstoneglobal.com.

FOR FURTHER INFORMATION CONTACT: Hae-Sung Lee, Senior Counsel, at (202) 551-7345 or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Conversus Fund is a Delaware statutory trust organized as a non-diversified, closed-end management investment company, registered under the Act. Conversus Fund's investment objectives are to invest in a broad cross section of private markets assets that will enable the Conversus Fund to, over time, achieve long-term capital appreciation and provide regular, current income through quarterly distributions. The board of directors ("Board") of the Conversus Fund has five members, three of whom are not an "interested person" of the Conversus Fund within the meaning of Section 2(a)(19) of the Act (the "Independent Trustees").[1]

2.   StepStone Conversus is a Delaware limited liability company that is registered as an investment adviser with the Commission under the Investment Advisers Act of 1940 (the "Advisers Act"). StepStone Conversus serves as the investment adviser to the Existing Regulated Entity. StepStone Conversus is a wholly-owned subsidiary of StepStone Group.

3.   StepStone Group is a Delaware limited partnership that is registered as an investment adviser with the Commission under the Advisers Act. StepStone Group serves as the sub-adviser to the Existing Regulated Entity and controls StepStone Conversus.

4.   The Existing Affiliated Funds pursue strategies focused on investing in a portfolio of professionally managed private markets funds and select direct private markets investments. Each

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[1]   The term "Independent Trustees" refers to the independent directors, managers, or trustees of any Regulated Entity (defined below).

Existing Affiliated Fund is advised by an Existing Adviser[2] and would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

5.　　　Applicants seek an order ("Order") to permit a Regulated Entity[3] and one or more other Regulated Entities and one or more Affiliated Funds[4] to (a) participate in the same investment opportunities through a proposed co-investment program where such participation would otherwise be prohibited under section 17 of the Act; and (b) make additional investments in securities of such issuers ("Follow-On Investments"), including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers. "Co-Investment Transaction" means any transaction in which a Regulated Entity (or its Wholly-Owned Investment Subsidiary, as defined below) participated together with one or more other Regulated Entities and/or Affiliated Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Entity (or its Wholly-Owned Investment Subsidiaries) could not participate together with one or more other Regulated Entities and/or one or more Affiliated Funds without obtaining and relying on the Order.[5]

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[2]　　　"Existing Adviser" means StepStone Group or StepStone Conversus.

[3]　　　"Regulated Entity" refers to any Existing Regulated Entity and any Future Regulated Entity. "Future Regulated Entity" means any closed-end management investment company formed in the future that is registered under the Act whose investment adviser (and sub-adviser(s), if any) is an Adviser. "Future Adviser" means any future investment adviser that controls, is controlled by, or is under common control with StepStone Conversus and is registered as an investment adviser under the Advisers Act.

[4]　　　"Affiliated Fund" means any Existing Affiliated Fund or any Future Affiliated Fund. "Future Affiliated Fund" means any investment fund that would be an "investment company" but for section 3(c)(1) or 3(c)(7) of the Act, is formed in the future, and whose investment adviser (and sub-adviser(s), if any) is an Adviser. The term "Adviser" means any Existing Adviser or any Future Adviser. No Affiliated Fund is or will be a subsidiary of a Regulated Entity.

[5]　　　All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

6.   Applicants state that a Regulated Entity may, from time to time, form one or more

Wholly-Owned Investment Subsidiaries.[6] Such a subsidiary would be prohibited from investing in

a Co-Investment Transaction with any other Regulated Entity or Affiliated Fund because it would

be a company controlled by its parent Regulated Entity for purposes of rule 17d-1. Applicants

request that each Wholly-Owned Investment Subsidiary be permitted to participate in Co-

Investment Transactions in lieu of its parent Regulated Entity and that the Wholly-Owned

Investment Subsidiary's participation in any such transaction be treated, for purposes of the Order,

as though the parent Regulated Entity were participating directly. Applicants represent that this

treatment is justified because a Wholly-Owned Investment Subsidiary would have no purpose other

than serving as a holding vehicle for the Regulated Entity's investments and, therefore, no conflicts

of interest could arise between the Regulated Entity and the Wholly-Owned Investment Subsidiary.

The Regulated Entity's Board would make all relevant determinations under the conditions with

regard to a Wholly-Owned Investment Subsidiary's participation in a Co-Investment Transaction,

and the Regulated Entity's Board would be informed of, and take into consideration, any proposed

use of a Wholly-Owned Investment Subsidiary in the Regulated Entity's place. If the Regulated

Entity proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned

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[6]   The term "Wholly-Owned Investment Subsidiary" means an entity: (a) that is wholly-owned by a
Regulated Entity (with such Regulated Entity at all times holding, beneficially and of record, 100%
of the voting and economic interests); (b) whose sole business purpose is to hold one or more
investments on behalf of such Regulated Entity; (c) with respect to which the board of directors of
such Regulated Entity has the sole authority to make all determinations with respect to the entity's
participation under the conditions of the application; and (d) that would be an investment company
but for section 3(c)(1) or 3(c)(7) of the Act. All subsidiaries participating in Co-Investment
Transactions will be Wholly-Owned Investment Subsidiaries and will have Objectives and Strategies
(as defined below) that are either the same as, or a subset of, their parent Regulated Entity's
Objectives and Strategies.

Investment Subsidiaries, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Entity and the Wholly-Owned Investment Subsidiary.

7.   When considering Potential Co-Investment Transactions for any Regulated Entity, the relevant Adviser will consider only the Objectives and Strategies,[7] investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Entity. The Advisers expect that any portfolio company that is an appropriate investment for a Regulated Entity should also be an appropriate investment for one or more other Regulated Entities and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification.[8]

8.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the applicable Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote on that Co-Investment Transaction (the "Eligible Trustees")[9] and the majority of such directors of the Board who are Independent Trustees (a "Required Majority") will approve each Co-Investment Transaction prior to any investment by the participating Regulated Entity.

9.   With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Entity may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the

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[7]   The term "Objectives and Strategies" means a Regulated Entity's investment objectives and strategies as described in the Regulated Entity's registration statement on Form N-2, other filings the Regulated Entity has made with the Commission under the Securities Act of 1933 (the "Securities Act") or the Securities Exchange Act of 1934, and the Regulated Entity's reports to shareholders.

[8]   The Regulated Entities, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

[9]   Eligible Trustees may not have a financial interest in such transaction, plan, or arrangement.

proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Entity has approved that Regulated Entity's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Entity. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Entity's Eligible Trustees. The Board of any Regulated Entity may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Trustees.

10. No Independent Trustee of a Regulated Entity will have a direct or indirect financial interest in any Co-Investment Transaction (other than indirectly through share ownership in one of the Regulated Entities), including any interest in any company whose securities would be acquired in a Co-Investment Transaction.

11. Under condition 15, if an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares of a Regulated Entity (the "Shares"), then the Holders will vote such Shares as directed by an independent third party when voting on matters specified in the condition. Applicants believe that this condition will ensure that the Independent Trustees will act independently in evaluating the co-investment program, because the ability of an Adviser or its principals to influence the Independent Trustees by a suggestion, explicit or implied, that the Independent Trustees can be removed will be limited significantly. Applicants represent that the Independent Trustees will evaluate and approve

any such independent third party, taking into account its qualifications, reputation for independence, cost to the Regulated Entity's shareholders, and other factors that they deem relevant.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.   Applicants state that in the absence of the requested relief, the Regulated Entities may be, in some circumstances, limited in their ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Entity's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Entities' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1.   Each time an Adviser considers a Potential Co-Investment Transaction for another Regulated Entity or an Affiliated Fund that falls within a Regulated Entity's then-current Objectives and Strategies, the Regulated Entity's Adviser will make an independent determination of the

appropriateness of the investment for the Regulated Entity in light of the Regulated Entity's then-current circumstances.

2.   (a)   If the Adviser deems a Regulated Entity's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Entity, the Adviser will then determine an appropriate level of investment for the Regulated Entity.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Entity in the Potential Co-Investment Transaction together with the amount proposed to be invested by the other participating Regulated Entities and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Trustees of each participating Regulated Entity with information concerning each participating party's available capital to assist the Eligible Trustees with their review of the Regulated Entity's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each Regulated Entity and each Affiliated Fund) to the Eligible Trustees of each participating Regulated Entity for their consideration. A Regulated Entity will co-invest with another Regulated Entity or an Affiliated Fund only if, prior to the Regulated Entity's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Entity and its investors and do not involve overreaching in respect of the Regulated Entity or its investors on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the Regulated Entity's investors; and

(B)   the Regulated Entity's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Entities or any Affiliated Funds would not disadvantage the Regulated Entity, and participation by the Regulated Entity would not be on a basis different from or less advantageous than that of any other Regulated Entities or any Affiliated Funds; provided that, if any other Regulated Entity or any Affiliated Fund, but not the Regulated Entity itself, gains the right to nominate a director for election to a portfolio company's board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Trustees will have the right to ratify the selection of such director or board observer, if any; and

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Board of the Regulated Entity with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that any Regulated Entity or any

Affiliated Fund or any affiliated person of any Regulated Entity or any Affiliated

Fund receives in connection with the right of a Regulated Entity or an Affiliated

Fund to nominate a director or appoint a board observer or otherwise to participate in

the governance or management of the portfolio company will be shared

proportionately among the participating Affiliated Funds (who may each, in turn,

share its portion with its affiliated persons) and the participating Regulated Entities

in accordance with the amount of each party's investment; and

(iv) the proposed investment by the Regulated Entity will not benefit any Adviser, the

other Regulated Entities, the Affiliated Funds or any affiliated person of any of them (other than the

parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to

the extent permitted by section 17(e) of the Act, as applicable, (C) indirectly, as a result of an

interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the

case of fees or other compensation described in condition 2(c)(iii)(C).

3. Each Regulated Entity has the right to decline to participate in any Potential Co-

Investment Transaction or to invest less than the amount proposed.

4. The applicable Adviser will present to the Board of each Regulated Entity, on a

quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of

the other Regulated Entities or Affiliated Funds during the preceding quarter that fell within the

Regulated Entity's then-current Objectives and Strategies that were not made available to the

Regulated Entity, and an explanation of why the investment opportunities were not offered to the

Regulated Entity. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Entity and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8,[10] a Regulated Entity will not invest in reliance on the Order in any issuer in which another Regulated Entity, Affiliated Fund, or any affiliated person of another Regulated Entity or Affiliated Fund is an existing investor.

6.   A Regulated Entity will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Entity and Affiliated Fund. The grant to another Regulated Entity or an Affiliated Fund, but not the Regulated Entity, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Regulated Entity or an Affiliated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

         (i)   notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

         (ii)   formulate a recommendation as to participation by each Regulated Entity in the disposition.

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[10]   This exception applies only to Follow-On Investments by a Regulated Entity in issuers in which that Regulated Entity already holds investments.

(b)   Each Regulated Entity will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Regulated Entities and Affiliated Funds.

(c)   A Regulated Entity may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Entity is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity's participation to the Regulated Entity's Eligible Trustees, and the Regulated Entity will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

(d)   Each Regulated Entity and each Affiliated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If a Regulated Entity or an Affiliated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)   notify each Regulated Entity that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Entity.

(b)   A Regulated Entity may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Entity and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Entity has approved as being in the best interests of the Regulated Entity the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Entity's participation to the Eligible Trustees, and the Regulated Entity will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Entity's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of a Follow-On Investment is not based on the Regulated Entities' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by each Regulated Entity in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each party's capital available for investment in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   The Independent Trustees of each Regulated Entity will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Entities and the Affiliated Funds that the Regulated Entity considered but declined to participate in, so that the Independent Trustees may determine whether all investments made during the preceding quarter, including those investments which the Regulated Entity considered but declined to participate in, comply with the conditions of the Order. In addition, the Independent Trustees will consider at least annually the continued appropriateness for the Regulated Entity of participating in new and existing Co-Investment Transactions.

10.   Each Regulated Entity will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Entities were a business development company (as defined in section 2(a)(48) of the Act) and each of the investments permitted under these conditions were approved by the Required Majority under section 57(f) of the Act.

11.   No Independent Trustee of a Regulated Entity will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by an Adviser under the investment advisory agreements with the Regulated Entities and the Affiliated Funds, be shared by the Affiliated Funds and the Regulated Entities in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee[11] (including break-up or commitment fees but excluding broker's fees contemplated by section 17(e) of the Act, as applicable), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Entities and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the participating Regulated Entities and Affiliated Funds based on the amounts they invest in such Co-Investment Transaction. None of the Affiliated Funds, the Advisers, the other Regulated Entities or any affiliated person of the Regulated Entities or Affiliated Funds will receive additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction (other than (a) in the case of the Regulated Entities and Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C); and (b) in the case of the Advisers, investment advisory fees paid in accordance with the agreements between the Advisers and the Regulated Entities or the Affiliated Funds).

14.   The Advisers will each maintain policies and procedures reasonably designed to ensure compliance with the foregoing conditions. These policies and procedures will require, among other things, that the applicable Adviser will be notified of all Potential Co-Investment Transactions that fall within a Regulated Entity's then-current Objectives and Strategies and will be

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[11]   Applicants are not requesting and the staff is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

given sufficient information to make its independent determination and recommendations under conditions 1, 2(a), 7 and 8.

15.   If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Entity, then the Holders will vote such Shares as directed by an independent third party when voting on (1) the election of directors; (2) the removal of one or more directors; or (3) all other matters under either the Act or applicable State law affecting the Board's composition, size or manner of election.

16.   Each Regulated Entity's chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board that evaluates (and documents the basis of that evaluation) the Regulated Entity's compliance with the terms and conditions of the application and the procedures established to achieve such compliance.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary